Filed by Aurora Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and

Rule 14d-2(b) under the Securities Exchange Act of 1934

Subject Company: Aurora Acquisition Corp.

(Commission File No. 001-40143)

How Better.Com Quietly Became A $7.7B Unicorn: Personal Insights From Founder Vishal Garg

Diana Tsai Contributor

Entrepreneurs

ventures for good | in service of humanity | forbes 30 under 30

What does it take to build a Unicorn?

I go behind-the-scenes with Unicorn founders to find out!

Vishal Garg is the Founder and Chief Executive Officer at Better, a digital-first homeownership company, and the leading non-commissioned mortgage provider in America (you’ll see later in the article why this was such a revolutionary and contrarian act). Better has raised over $400M since its inception and is currently valued at $7.7B.

From its founding in 2015 through 2020, Better has funded $30.9B in home loans and provided over $7B in cumulative coverage through Better Cover and Better Settlement Services, the insurance divisions of Better. The company was ranked #1 on LinkedIn’s Top Startups of 2021 and 2020, #15 on CNBC’s Disruptor 50 2020 list, and listed to Forbes FinTech 50 for 2020.

Through several insightful conversations with Vishal, I got to learn how he built Better.com. Let’s dive into the deep end!

Diana Tsai: What was the core insight, inspiration, first principle your company was founded on? Has it evolved over time?

Vishal Garg: That life’s most important financial transaction, buying a home, is broken. I saw that you could fix the core problem - that a mortgage is expensive and takes a lot of time, by changing the entire archaic industry. By making mortgages digital, effortless, commission-free. I thought, we can reshape the narrative around home ownership, and in doing so make home ownership accessible to all.

Tsai: What’s your vision for Better.com?

Garg: There was a false narrative coming out of the financial crisis: that people don’t want to own homes anymore. We thought that was wrong. People do want to own homes. And we have great government programs that enable people to be able to be able to afford homes. The problem is all the intermediaries are there to help people in the million dollar home bracket. There’s no glory for realtors when they sell inexpensive homes. The commission is the same on selling 1000 houses or 10 houses, so everyone is incentivized towards helping the highest income, most expensive houses. What we do differently is we create extraordinary products for ordinary people. Ordinary people, they deserve the same thing when it comes down to home-buying advantages. We can take things like a 0% down mortgage and give it to more people, not just the CEO who’s leveraging their stock holdings. You don’t need to go to some person who’s going to sit there and judge you, like you would with a bank branch. What Better allows you to do is immediately know: how much can I afford, what is available to me within this cost bracket. Our first goal is affordability. The second is accessibility.

Tsai: When did you know you had product-market fit? What did it take to get there?

Garg: This (mortgages) is a product that has been around for 6000 years, it’s a $15 trillion dollar industry, we knew there was a market. The question was, would people choose to do the transaction online and with a company that was brand new? When we talked to people in the [mortgage] industry, they said, “No one cares about paying a commission. Customers just want to be taken care of.” The average broker makes 1.25% on the mortgage, and the mortgage industry said people didn’t care about paying that 1.25%. So we said, ok how many people care? So we launched Better.com and started advertising our rates and people started coming. We grew 10x within the first year. We were really good at helping people get access to financing. Then we were really obsessed about how can we make this cheaper and faster?

I remember one of our customers emailed us and said, “Thank you SO MUCH, because of better.com, the lower rate - I have been able to shop for better houses in better school districts.” That really made it click in my head - people don’t buy a mortgage, they buy a home. By saving people money on their mortgages, we enable them to buy a better home, in a better neighborhood, with a shorter commute. Once we understood that - that people don’t buy a better mortgage, they buy a better home, they buy a better life - we exploded. Now we’re super obsessed and we want to help more customers in whatever way that they need in order to enjoy the path to a better life. So when we saw we had a large portion of our customers per month upgrading homes, and they needed to sell their old house to buy their new house, we buy their new house from them and put the old house on the market and help them unlock the cash to buy their new house. We didn’t plan to become a realtor or insurance company. The customer led us there - as long as we can save them time, money, or headache, we’ll do it.

Tsai: What do you think you could have done differently to get where you are today faster?

Garg: I could have had more faith in myself. This is a really big and old industry. The amount of self-doubt that comes from industry experts for trying something new is extraordinary. I spent a lot of time feeling my way around it trying to make people happy, when I really should have just focused on what made the customer happy. We made a lot of compromises in the beginning. Each time, when I found we weren’t growing as fast as we should - it was because some industry expert said I should do it a certain way because the industry would be against us. It took me a while to realize the industry is all about itself, not about the customer. As long as the customer is with us, that’s all that matters.

Tsai: What’s something brave and contrarian that you did that turned out to be the right choice?

Garg: The industry was telling us back in 2015 that no way, shape, or form are you going to be able to sell mortgages without commissioned salespeople. I had two customer calls where people came to us and we had a bunch of commissioned salespeople - the guy said, “I didn’t trust your guy on the line because he was a commissioned salesperson and he was in it for himself more than he was for me.” I asked him, “If I told you everyone wasn’t commissioned at my company, would you trust me more?” Ultimately I made the decision to be the first non-commissioned mortgage company in America. We were doing $50m in sales per month with commissioned brokers, and I basically told them a day later we’re not going to have commissions, everyone is paid a salary and a bonus based on customer satisfaction. They all got together and quit. And I took the volume of the business down from $50m to $0 and then built it back up from scratch in the middle of our series A. I knew I was going to be forever beholden to the past if I didn’t change this. We would not be able to create a cheaper and better product for the customer. More recently we’re doing the same with real estate transactions. This was a true leap of faith.

Tsai: When you first started your company, did you believe it would be possible to build a billion-dollar venture? Why or why not?

Garg: Honestly, when I first started, I was thinking that we were going to make an online mortgage company and some big bank was going to buy us. And that would be good and make the system better, I didn’t expect it to get to this ($7 billion+ valuation, public SPAC merger).

Tsai: They say success is a mix of preparation & luck. What unexpected lucky breaks happened along the journey without which you wouldn’t be here today?

Garg: In 2015, Goldman Sachs folks introduced us to senior management at Fannie Mae. I was expecting a bureaucracy, a big government agency, and they were actually really open-minded, we struck up a relationship with the senior management that’s still a really great friendship that we have. If I was to tell you that the most open-minded company in mortgages was Fannie Mae, that would be surprising.

Another example - we were a growing company with a growth mindset in a brick and mortar space. So when COVID hit, we were much more prepared and open to working asynchronously and working from our homes and leveraging technology than your traditional bank branch company. That was a huge competitive advantage for us last year. That helped us catalyze our growth.

Tsai: There are 2 quotes that stood out to me when I was doing some research on you. One was what you said when you were announcing the merger with Aurora back in May that “Everyone deserves a home, and we’re not going to stop until we make it possible for everyone to not just dream of a home, but to have one.” The other is the fact that “Better’s digital-only approach helps decrease bias against minorities when applying for mortgage loans.” What’s the average Better customer look like?

Garg: Many of our customers are single women buying a home. We have amazing growth with LGBTQ community in the South. Since COVID struck, our customers are becoming younger. Our average customer is tech-savvy. They’re open to using the internet to get financial services. Their average credit score is 768, they’re finding us on Google. Approximately one third of our traffic is organic. People find out about us, try other companies, and then they try us.

Tsai: The other two thirds of your traffic that isn’t organic—where’s that coming from?

Garg: It’s a mix between Amex and partners, Airbnb, Tesla, others. The remaining comes from Credit Karma, NerdWallet.

Tsai: It’s not easy being in the public eye. And I saw you’ve taken some heat recently. I’m not interested in fanning the flames of gossip. I’m interested in understanding you. What is something that others misunderstand about you?

Garg: I think I speak from the heart, and I have an injustice trigger. If I see something wrong, I’m fairly direct, I have high expectations. One of the expectations I have of my team is we have to pick up the phone when a customer calls. We have to return the call when a business partner calls. Our partners are entrusting us to show up at closing. Our customers trust us with 87% of their life savings, so I expect people to work hard. I expect everyone on our team to go out of the way. I think I take heat for that because people want to talk about work-life balance nowadays. So if you’re not prepared for the sacrifice that success requires, Better is not the right place for you. We’re not here for a stroll in the park. It’s extremely challenging work that is so rewarding.

In the past, have I sent out emails that were fairly inflammatory, yes. Do I try to do less and less, yes. Do I try to maintain high standards and a sense of urgency, yes. What we’ve decided as a company is that we should just be forthright about our culture and then people are not surprised. Expectation-setting. Everyone is trying to pay lip-service and make 100% of people happy. I actually believe in American Exceptionalism - that what separates America from the old world is these societal impacts that one has to deal with from failure are so huge, whereas here, in America, we celebrate success, we also celebrate failure.

Tsai: What was the hardest thing for you to unlearn to become the real leader you want to be?

Garg: I grew up, my formative years in high school and college working on a Wall Street training desk. It was all about competition, doing all you can to be ahead, stay ahead. It was ok to yell, to scream. From age 25 to 60 that fierce competition was the ticket to admission of an extraordinary amount of learning and responsibility. What I’ve had to unlearn is that though that might have been an environment that helped me and my personality, it might not be conducive to another set of people with the same desire for winning. So how do I change my style so I’m actually able to attract the best people across a vast variety of personality types? In my prior careers I did not have to attract anyone but a single personality type - hard-charging, finance or tech person. Now, if we want to attract a broad range of personalities you have to create a safe space. I’m actively learning that every day. I’m actively trying to get better. Both for the benefit of the people around me and the people around me.

Tsai: Finally, as you look back on the journey to where you are today, what core habits or best practices would you tell your earlier self to triple down on?

Garg:

1.

Ignore the experts. The Venture Capitalists have never built a company before. So they can only pattern match based on your numbers. Ignore advice from the VCs. Back in 2014, Silicon Valley told me people want to focus on things that are consumed on a daily basis, subscriptions, apps and such. They said, that’s not getting a mortgage. But the thing is, we all consume housing on a daily basis, this is a thing that is 32% of our total consumption, 87% of our life savings. It’s worth fixing.

2.	If you do have to raise...Focus on the only number that VCs can pattern match off, which is revenue growth.

3.	Hire the fastest, smartest people you can who have integrity. Don’t over-index on any one thing.

Important Information for Investors and Shareholders

This communication relates to a proposed transaction between Aurora Acquisition Corp. (“Aurora”) and Better HoldCo, Inc. (“Better”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Aurora has filed with the U.S. Securities and Exchange Commission (“SEC”), a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus in connection with the proposed transaction. A definitive proxy statement/prospectus will be sent to all Aurora shareholders. Aurora also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Aurora are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Neither the SEC nor any securities commission or any other U.S. or non-U.S. jurisdiction has approved or disapproved of the business combination or information included herein.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Aurora through the website maintained by the SEC at www.sec.gov. The documents filed by Aurora with the SEC also may be obtained free of charge at Aurora’s website at https://aurora-acquisition.com/ or upon written request to Aurora Acquisition Corp., 20 North Audley Street, London W1K 6LX, United Kingdom, Attention: Arnaud Massenet, Chief Executive Officer, +44 (0)20 3931 9785.

Participants in the Solicitation

Aurora and its directors and executive officers may be deemed participants in the solicitation of proxies from Aurora’s stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Aurora is contained in Aurora’s registration statement on Form S-4, which was initially filed with the SEC on August 3, 2021, and is available free of charge at the SEC’s web site at sec.gov, or by directing a request to Aurora Acquisition Corp., 20 North Audley Street, London W1K 6LX, United Kingdom, Attention: Arnaud Massenet, Chief Executive Officer, +44 (0)20 3931 9785.

Better and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Aurora in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the registration statement.

Forwarding Looking Statements

This communication only speaks at the date hereof and may contain, and related discussions may contain, “forward-looking statements” within the meaning of U.S. federal securities laws. These statements include descriptions regarding the intent, belief, estimates, assumptions or current expectations of Aurora, Better or their respective officers with respect to the consolidated results of operations and financial condition, future events and plans of Aurora and Better. These forward-looking statements may be identified by a reference to a future period or by the use of forward-looking terminology. Forward-looking statements are typically identified by words such as “expect”, “believe”, “foresee”, “anticipate”, “intend”, “estimate”, “goal”, “strategy”, “plan”, “target” and “project” or conditional verbs such as “will”, “may”, “should”, “could” or “would” or the negative of these terms, although not all forward-looking statements contain these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs, estimates and projections, and various assumptions, many of which are inherently uncertain and beyond Aurora’s and Better’s control. Such expectations, beliefs, estimates and projections are expressed in good faith, and management believes there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, estimates and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Better is experiencing significant changes within the mortgage lending and servicing ecosystem which have magnified such uncertainties. In the past, actual results have differed from those suggested by forward-looking statements and this may happen again.

Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, Better’s performance, capabilities, strategy, and outlook; our expectations regarding the sustainability of Better’s rapid growth and its ability to manage its growth effectively; the demand for Better’s solutions and products and services, including the size of Better’s addressable market, market share, and market trends; Better’s ability to operate under and maintain Better’s business model; Better’s ability to develop and protect its brand; our expectations regarding financial performance including Better’s operational and financial targets; our estimates regarding expenses, future revenue, capital requirements and Better’s need for additional financing; the degree of business and financial risk associated with certain of Better’s loans; the high volatility in, or any inaccuracies in the estimates of, the value of Better’s assets; any changes in macro-economic conditions and in U.S. residential real estate market conditions, including changes in prevailing interest rates or monetary policies and the effects of the ongoing COVID-19 pandemic; Better’s expectations regarding the impact of the COVID-19 pandemic on Better’s business including on the volume of consumers refinancing existing loans, Better’s ability to produce loans, liquidity and employees; Better’s competitive position; Better’s ability to improve and expand its information technology and financial infrastructure, security and compliance requirements and operating and administrative systems; Better’s future investments in its technology and operations; Better’s intellectual property position, including its ability to maintain, protect and enhance Better’s intellectual property; the need to hire additional personnel and Better’s ability to attract and retain such personnel; Better’s ability to obtain additional capital and maintain cash flow or obtain adequate financing or financing on terms satisfactory to us; the effects of Better’s existing and future indebtedness on its liquidity and Better’s ability to operate our business; our expectations concerning relationships with third parties; Better’s plans to adopt the secured overnight financing rate (“SOFR”); the impact of laws and regulations and Better’s ability to comply with such laws and regulations including laws and regulations relating to fair lending, real estate brokerage matters, title and settlement services, consumer protection, advertising, tax, title insurance, loan production and servicing activities, data privacy, and anti-corruption; any changes in certain U.S. government-sponsored entities and government agencies, including Fannie Mae, Freddie Mac, Ginnie Mae and the FHA; Aurora’s expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act; the increased expenses associated with being a public company; and Better’s anticipated use of existing resources and the proceeds from the business combination.

There may be other risks not presently known to us or that we presently believe are not material that could also cause actual results to differ materially. Analysis and opinions contained in this communication may be based on assumptions that, if altered, can change the analysis or opinions expressed. In light of the significant uncertainties inherent in the forward-looking statements included in this communication, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this report will be achieved, and you are cautioned not to place substantial weight or undue reliance on these forward-looking statements. These forward-looking statements speak only as of the date they are made and, Aurora and Better each disclaims any obligation, except as required by law, to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.